PRESS RELEASE

Loncor Announces Encouraging Exploration Results Received by Randgold
on Loncor’s Ngayu Project Joint Venture

Drilling Expected to Commence in Early 2019

Toronto, Canada – November 22, 2018 – Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN") is pleased to announce an update on exploration activities undertaken by Randgold Resources (DRC) Limited ("Randgold") on Loncor’s Ngayu project in northeastern Democratic Republic of the Congo (the “DRC”) as part of the joint venture agreement between Randgold and Loncor.

Exploration this year has been focused on the Anguluku prospect area where drill targets have now been defined and along the 30 kilometre strike Imva fold area in the west of the Ngayu belt, where a new base camp has been established at Mambati. A number of prospects are being assessed along the Imva fold structure including Mambati, Elshadai, Angundali, Mondarabe, Bavadilli, Bakpan, Itali and Bikira.

At Angundali, which is characterised by metavolcanics and fine metasediment units intercalated by strongly deformed BIF (banded ironstone formation), further generative work was completed across the target area with the aim of better understanding the large structures which might have acted as strain and fluid conduits. The Elshadai plain is characterized by fine-grained to medium-grained metasediment, with intercalations of BIF, carbonaceous shale and some mafic intrusions and in the north with felsic intrusions in the Mambati area. Results are still pending for a target-wide soil geochemistry survey which was undertaken.

Itali-Bikira lies on the eastern side of the Imva zone, 10 kilometres south of the Makapela prospect. At the end of the calendar second quarter, a relogging programme and petrographic analysis were completed to better understand the structural context and style of the alteration and mineralization of the Itali-Bikira area. The lithological sequence is dominated by fine to medium-grained metasediment, intruded by magnetic dolerite and intercalated by sheared carbonaceous shales underlain by basalt. These lithologies are intruded by quartz porphyry intrusives associated with mineralised quartz veins. The gold-related alteration assemblage consists of quartz, chlorite, sericite, carbonate with varying amounts of albite, pyrite, and graphite. Two main types of mineralization have been identified in the previous Itali boreholes, one of which is related to quartz-carbonate veins and the other has disseminated sulphides associated with ankerite and silica. This sequence is bounded to the north by the granodiorite complex extending to Makapela and cut to the south by the mafic volcanics, mainly of basalt. Artisanal mining is currently very active with several pits targeting high-grade quartz veins and/or strongly silicified zones located in the contact zone of basalt and metasediment.

During the calendar third quarter, an initial target-wide soil geochemistry survey interpretation and mapping was undertaken and has resulted in the delineation of two parallel coherent and extensive gold-in-soil anomalies trends, measuring 1.2 kilometres and 1 kilometre in length at Itali-Bikira. The anomalies are approximately 100 metres in width, extending out to 600 metres in several areas based on the 100ppb cut-off. Most of the mineralisation currently being exploited by artisanal miners occur within these two ‘broad’ mineralised trends. The first group lies within a northeast trending structural-alteration zone with a NW dip, subparallel to the regional structure, which extends to Mondarabe (Itali – Ngalisa trend). On this trend, artisanal miners are targeting boudinaged quartz veinlets intercalated with fine-grained metasediment at the contact zone rich in graphitic schist located along that regional structure. The second group, about 400 to 500 metres to the south of the Itali – Ngalisa trend, lies along another SW – NE trending shear, along the Makasi trend. The mineralised shear zone, which dips moderately to the NW, is located on the margin of basalt where it is in contact with interbedded metasediments, diorite and quartz feldspar porphyry that intrudes metasediment.

Based on these promising soil geochemistry results, further work is planned on the target area including field mapping, pitting and trenching to upgrade the interpretation and to identify key controls on the high-grade mineralisation.

The Anguluku prospect area (including Golgotha, Baberu and Bayinga) is located in the southwest side of the Ngayu greenstone where a sequence of fine grained metasediment, carbonaceous shale, metabasalt and BIF trend approximately EW and dips moderately to SSW within an antiformal structure.

Drill targets have now been defined at Anguluku and it is proposed to commence a ten core hole (2,490 metres) drilling programme to test 4,500 metres of strike in early 2019.

As per the joint venture agreement signed in January 2016 (reference is made to Loncor’s January 19, 2016 press release), Randgold manages and funds exploration of the exploration permit areas comprising Loncor’s Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Randgold. Subject to the DRC’s free carried interest requirements, Randgold would earn 65% of any discovery with Loncor holding the balance of 35%. Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted. The Ngayu project covers 1,696 km2 of the Ngayu Archaean greenstone belt, which is 200 kilometres southwest of Randgold/AngloGoldAshanti’s Kibali gold mine in the DRC.

Certain parcels of land within the Ngayu project surrounding and including the Makapela and Yindi prospects have been retained by Loncor and do not form part of the joint venture with Randgold. Randgold shall have certain preemptive rights over these two areas. Loncor’s Makapela prospect has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Qualified Person
William R. Wilson, a director of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Report
Additional information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Board of Directors Change
The Company reports that Maurice Colson has resigned as a director of Loncor. The Company thanks Mr. Colson for his years of service to the Company as a director.

About Loncor Resources Inc.
The Company is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (the “DRC”) -- the Ngayu and North Kivu projects. The Company holds exploration permits covering 1,696 km2 of the Ngayu Archaean greenstone belt in Tshopo province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of approximately 13,000 km2 in North Kivu province. Both projects have historic gold production.

Additional information with respect to the Company's projects can be found on the Company's website at www.loncor.com.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, mineral resource estimates, future drilling and other exploration by the joint venture with Randgold and potential gold discoveries) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2018 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361 2510.